Exhibit 99.1

Wheaton Precious Metals Announces Investor Day Webcast on September 22, 2021

TSX | NYSE | LSE: WPM

VANCOUVER, BC, Sept. 7, 2021 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that it will webcast its Investor Day presentation on Wednesday, September 22, 2021 starting at 8:30am Eastern Time.

Speakers will include Randy Smallwood, President and Chief Executive Officer, as well as the Wheaton Executive team. In addition, technical presentations for certain assets will be made by representatives from Wheaton's partners.

To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-888-664-6383
Dial from outside Canada or the US:	1-416-764-8650
Confirmation Number:	90682227
Live webcast:	Webcast URL

The accompanying slideshow will also be available in PDF format on the 'Presentations' page of the Wheaton Precious Metals website before the conference call.

The conference call will be recorded and available until September 29, 2021 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-888-390-0541
Dial from outside Canada or the US:	1-416-764-8677
Entry code:	682227#
Archived webcast:	Webcast URL

View original content:https://www.prnewswire.com/news-releases/wheaton-precious-metals-announces-investor-day-webcast-on-september-22-2021-301370387.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/September2021/07/c3859.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com; Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 14:00e 07-SEP-21